May 16, 2018

May 16, 2018

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker
Linda Cvrkel
George K. Schuler

Re:	U.S. Silica Holdings, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed February 21, 2018
File No. 1-35416

Ladies and Gentlemen:

We have set forth below the response of U.S. Silica Holdings, Inc. (the “Company”) to the comment contained in the letter of the Staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”) dated May 2, 2018 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed on February 21, 2018. For your convenience, we have repeated the Staff’s comment below before our response.

Form 10-K for the Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Evaluate Our Business

Adjusted EBITDA, page 57

We read your response to comment 3. Based upon your filing disclosures, you appear to believe your credit agreement is a material agreement and the covenant using adjusted EBITDA is a material term of the credit agreement. Please disclose for each period presented the actual covenant computations and any other information about the covenant that is material to an investor’s understanding of your financial condition, including the amounts or limits required for covenant compliance and the actual or reasonably likely effects of compliance or non-compliance with the covenant. Refer to Question 102.09 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures updated on April 4, 2018.

Response: In future filings we will disclose the covenant computations and other information about the covenant, as shown below, with appropriate adjustments to reflect the facts and circumstances relevant for the reporting period. Since the covenant computation contains trailing twelve months Adjusted EBITDA and allows for pro forma adjustments due to acquisitions, the covenant computation of prior year comparison periods may not be comparable due to acquisitions completed since the close of the prior

May 16, 2018

period. For example, the covenant calculation for December 31, 2017 included a pro-forma adjustment for our MS Sand acquisition, but the covenant calculation for December 31, 2016 did not. Due to the lack of comparability, our proposed disclosure does not include the prior year period.

As of December 31, 2017, we are in compliance with all covenants in accordance with our Revolver and Term Loan. The Revolver and Term Loan require us to maintain a consolidated leverage ratio of no more than 3.75:1.00 as of the last day of any fiscal quarter whenever usage of the Revolver (other than certain undrawn letters of credit) exceeds 25% of the Revolver commitment. As of December 31, 2017, our Revolver usage was zero (other than certain undrawn letters of credit). Since the Revolver usage did not exceed 25% of the Revolver commitment, the consolidated leverage ratio covenant did not apply. The calculation of the consolidated leverage ratio incorporates trailing twelve months Adjusted EBITDA as follows:

(All amounts in thousands)	December 31, 2017
Total debt	$511,236
Capital leases	706

Total consolidated debt	$511,942

Trailing Twelve Months Ended December 31,
(All amounts in thousands)	2017
Adjusted EBITDA-trailing twelve months	$307,703
Pro forma Adjusted EBITDA of acquisitions (1)	7,365
Other adjustments for covenant calculation (2)	253

Total Adjusted EBITDA for covenant calculation - trailing twelve months	$315,321

Consolidated leverage ratio	1.62

(1)	Covenant calculation allows for the trailing twelve months Adjusted EBITDA to include the impact of acquisitions on a pro forma basis
(2)	Covenant calculation excludes activity at legal entities above the operating company, which is mainly interest income offset by public company operating expenses

May 16, 2018

If you have any further questions or require additional information, please do not hesitate to contact me at (301) 682-0302.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Donald A. Merril
Donald A. Merril
Executive Vice President, Chief Financial Officer and Corporate Secretary